UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Agenda and Resolutions from the ABB Ltd General Meeting of Shareholders held on April 29, 2011 and

2.               Press release issued by ABB Ltd dated April 29, 2011.

ABB Ltd

TRAKTANDEN UND BESCHLÜSSE

AGENDA AND RESOLUTIONS

der ordentlichen Generalversammlung der Aktionärinnen und Aktionäre from the Annual General Meeting of Shareholders

vom 29. April 2011, 10.00 Uhr

held on April 29, 2011, 10 a.m.

in der “Messe Zürich-Halle”, Zürich-Oerlikon / CH

in the “Messe Zürich hall”, Zürich-Oerlikon / CH

1.      Berichterstattung über das Geschäftsjahr 2010

1.      Reporting for fiscal 2010

(Nur Berichterstattung)

(Reporting only)

2.1    Genehmigung des Jahresberichts, der Konzernrechnung und der Jahresrechnung 2010

2.1           Approval of the annual report, the consolidated financial statements, and the annual financial statements for 2010

Die Generalversammlung genehmigt den Jahresbericht, die Konzernrechnung und die Jahresrechnung 2010.

The Annual General Meeting approves the annual report, the consolidated financial statements, and the annual financial statements for 2010.

2.2    Konsultativabstimmung über den Vergütungsbericht 2010

2.2    Consultative vote on the 2010 remuneration report

Die Generalversammlung stimmt dem Vergütungsbericht gemäss Seiten 28-39 des Geschäftsberichts zu (unverbindliche Konsultativabstimmung).

The Annual General Meeting accepts the remuneration report as per pages 26-35 of the annual report (non-binding consultative vote).

3.      Entlastung des Verwaltungsrats und der mit der Geschäftsführung betrauten Personen

3.      Discharge of the Board of Directors and the persons entrusted with management

Die Generalversammlung erteilt den Mitgliedern des Verwaltungsrates und den mit der Geschäftsführung betrauten Personen Entlastung für das Geschäftsjahr 2010.

The Annual General Meeting discharges the members of the Board of Directors and the persons entrusted with management for fiscal 2010.

4.      Verwendung des Bilanzgewinns und Umwandlung von Kapitaleinlagereserven

4.      Appropriation of available earnings and conversion of capital contribution reserve

Die Generalversammlung stimmt dem Antrag des Verwaltungsrates zu,

The Annual General Meeting approves the proposal of the Board of Directors

a)         den Bilanzgewinn 2010 von CHF 5’157’939’297 wie folgt zu verwenden:

to appropriate the available earnings for 2010 in the amount of  CHF 5,157,939,297 as follows:

Allgemeine Reserve	CHF	1’000’000’000
Ordinary reserves

Kapitaleinlagereserven	CHF	1’954’428’182
Capital contribution reserve

Vortrag auf neue Rechnung	CHF	2’203’511’115
Balance to be carried forward

b)        Kapitaleinlagereserven im Betrag von CHF 0.60 je Aktie in andere Reserven umzuwandeln und anschliessend an die Aktionäre ausschütten.

to convert capital contribution reserve to other reserves in the amount of CHF 0.60 per share and subsequently distribute to the shareholders.

5.                  Schaffung von zusätzlichem bedingtem Aktienkapital im Zusammenhang mit Mitarbeiterbeteiligung

5.      Creation of contingent share capital in connection with employee participation

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves the proposal of the Board of Directors die Schaffung von zusätzlichem bedingtem Aktienkapital im Betrag von höchstens CHF 73’276’578.27, welches die Ausgabe von höchstens 71’142’309 zusätzlichen ABB Ltd Aktien im Nennwert von je CHF 1.03 im Zusammenhang mit Mitarbeiterbeteiligung ermöglicht, durch Änderung von Artikel 4bis Abs. 4 der Statuten auf folgenden Wortlaut:

to create additional contingent share capital in an amount not to exceed CHF 73,276,578.27 enabling the issuance of up to 71,142,309 additional ABB Ltd shares with a nominal value of CHF 1.03 each in connection with employee participation by amending para. 4 of article 4bis of the Articles of Incorporation to read as follows:

Bedingtes Aktienkapital		Artikel 4bis
4

Das Aktienkapital kann sich durch Ausgabe von höchstens 100’000’000 voll zu liberierenden Namenaktien im Nennwert von je CHF 1.03 um höchstens CHF 103’000’000 erhöhen durch Ausgabe von Aktien an Mitarbeiter der Gesellschaft und ihrer Konzerngesellschaften. Das Bezugsrecht wie auch das Vorwegzeichnungsrecht der Aktionäre der Gesellschaft sind ausgeschlossen. Die Ausgabe von Aktien oder diesbezüglichen Bezugsrechten an Mitarbeiter erfolgt gemäss einem oder mehreren vom Verwaltungsrat zu erlassenden Reglementen und unter Berücksichtigung der Leistungen, Funktionen, Verantwortungsstufen und Rentabilitätskriterien. Die Ausgabe von Aktien oder Bezugsrechten darauf an Mitarbeiter kann zu einem unter dem Börsenkurs liegenden Preis erfolgen.

Contingent Share Capital		Article 4bis
4

The share capital may be increased in an amount not to exceed CHF 103,000,000 through the issuance of up to 100,000,000 fully paid registered shares with a par value of CHF 1.03 per share by the issuance of new shares to employees of the Company and group companies. The pre-emptive and advance subscription rights of the shareholders of the Company shall thereby be excluded. The shares or rights to subscribe for shares shall be issued to employees pursuant to one or more regulations to be issued by the Board of Directors, taking into account performance, functions, levels of responsibility and profitability criteria. Shares or subscription rights may be issued to employees at a price lower than that quoted on the stock exchange.

6.      Erneuerung von genehmigtem Aktienkapital

6.      Renewal of authorized share capital

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves the proposal of the Board of Directors die Erneuerung von genehmigtem Aktienkapital im Betrag von höchstens CHF 206’000’000, welches die Ausgabe von höchstens 200’000’000 ABB Ltd Aktien im Nennwert von je CHF 1.03

bis spätestens 29. April 2013 ermöglicht, durch Änderung der Statuten durch einen neuen Artikel 4ter mit folgendem Wortlaut:

to renew ABB Ltd’s authorized share capital in an amount not to exceed CHF 206,000,000 enabling the issuance of up to 200,000,000 ABB Ltd shares with a nominal value of CHF 1.03 each by no later than April 29, 2013, by amending the Articles of Incorporation with a new article 4ter with the following wording:

Genehmigtes Aktienkapital		Artikel 4ter
1

Der Verwaltungsrat ist ermächtigt, jederzeit bis zum 29. April 2013 das Aktienkapital im Maximalbetrag von CHF 206’000’000 durch Ausgabe von höchstens 200’000’000 voll zu liberierenden Namenaktien mit einem Nennwert von je CHF 1.03 zu erhöhen. Erhöhungen in Teilbeträgen sind gestattet.

	2	Zeichnung und Erwerb der neuen Aktien sowie jede nachfolgende Übertragung der Aktien unterliegen den Beschränkungen von Art. 5 dieser Statuten.

3

Der Verwaltungsrat legt den Zeitpunkt der Ausgabe der neuen Aktien, deren Ausgabebetrag, die Art der Einlagen, die Bedingungen der Bezugsrechtsausübung und den Beginn der Dividendenberechtigung fest. Dabei kann der Verwaltungsrat neue Aktien mittels Festübernahme durch eine Bank, ein Bankenkonsortium oder einen Dritten mit anschliessendem Angebot an die Aktionäre ausgeben. Nicht ausgeübte Bezugsrechte kann der Verwaltungsrat verfallen lassen, oder er kann diese bzw. Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, zu Marktkonditionen platzieren oder anderweitig im Interesse der Gesellschaft verwenden.

4

Der Verwaltungsrat ist ferner ermächtigt, das Bezugsrecht der Aktionäre zu beschränken oder aufzuheben und Dritten zuzuweisen im Falle der Verwendung der Aktien: a) für die Übernahme von Unternehmen, Unternehmensteilen oder Beteiligungen oder für neue Investitionsvorhaben oder im Falle einer Aktienplatzierung für die Finanzierung oder Refinanzierung solcher Transaktionen; oder b) zum Zwecke der Erweiterung des Aktionärskreises im Zusammenhang mit der Kotierung der Aktien an inländischen oder an ausländischen Börsen.

Authorized Share Capital		Article 4ter
1

The Board of Directors shall be authorized to increase the share capital in an amount not to exceed CHF 206,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 1.03 per share by not later than April 29, 2013. Increases in partial amounts shall be permitted.

	2	The subscription and acquisition of the new shares, as well as each subsequent transfer of the shares, shall be subject to the restrictions of art. 5 of these Articles of Incorporation.

3

The Board of Directors shall determine the date of issue of new shares, the issue price, the type of payment, the conditions for the exercise of pre-emptive rights, and the beginning date for dividend entitlement. In this regard, the Board of Directors may issue new shares by means of a firm underwriting through a banking institution, a syndicate or another third party with a subsequent offer of these shares to the shareholders. The Board of Directors may permit pre-emptive rights that have not been exercised to expire or it may place these rights and/or shares to which pre-emptive rights have been granted but not exercised, at market conditions or use them for other purposes in the interest of the Company.

4

The Board of Directors is further authorized to restrict or deny the pre-emptive rights of shareholders and allocate such rights to third parties if the shares are to be used:

 a) for the acquisition of an enterprise, parts of an enterprise, or participations, or for new investments, or, in case of a share placement, for the financing or refinancing of such transactions; or

b) for the purpose of broadening the shareholder constituency in connection with a listing of shares on domestic or foreign stock exchanges.

7.      Wiederwahlen und Wahl in den Verwaltungsrat

7.      Re-elections and election to the Board of Directors

7.1           Wiederwahlen in den Verwaltungsrat

7.1           Re-elections to the Board of Directors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates folgende Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr, d.h. bis zur ordentlichen Generalversammlung 2012, wieder:

The Annual General Meeting re-elects, as proposed by the Board of Directors, the following persons as members of the Board of Directors for a further period of one year, i.e. until the Annual General Meeting 2012:

•              Roger Agnelli

•              Louis R. Hughes

•              Hans Ulrich Märki

•              Michel de Rosen

•              Michael Treschow

•              Jacob Wallenberg

•              Hubertus von Grünberg

7.2          Wahl in den Verwaltungsrat

7.2           Election to the Board of Directors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates Frau Ying Yeh in den Verwaltungsrat für eine Amtsdauer von einem Jahr, d.h. bis zur ordentlichen Generalversammlung 2012.

The Annual General Meeting elects, as proposed by the Board of Directors, Ms. Ying Yeh to the Board of Directors for a period of one year, i.e. until the Annual General Meeting 2012.

8.      Wiederwahl der Revisionsstelle

8.      Re-election of the auditors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates die Ernst & Young AG als Revisionsstelle für das Geschäftsjahr 2011 wieder.

The Annual General Meeting re-elects, as proposed by the Board of Directors, Ernst & Young AG as the auditors for fiscal 2011.

Für das Protokoll:
For the minutes:

Zürich, 29. April 2011	Diane de Saint Victor

Leiterin Konzern-Rechtsabteilung und Sekretärin des Verwaltungsrates
General Counsel and Secretary to the Board of Directors

Press Release

ABB shareholders approve all board proposals

New member elected to Board; Dividend raised to 0.60 Swiss francs

Zurich, Switzerland, April 29, 2011 — Shareholders of ABB, the leading power and automation technology group, have approved all proposals submitted by the Board of Directors to the company’s annual general meeting in Zurich today.

They elected Ying Yeh, Vice President and Chairperson of Nalco Company’s Greater China Region, as a new Board member. Bernd W. Voss did not stand for re-election. The other members of the Board were elected for a further annual term. The Board intends to reappoint Hubertus von Grünberg as its Chairman.

Shareholders voted to raise the dividend to 0.60 Swiss francs per share for 2010 from 0.51 francs in the prior year. They also approved the annual report, the consolidated financial statements and the annual financial statements for 2010.

In addition, shareholders approved the creation of new contingent share capital as well as the renewal of the company’s authorized share capital.

A total of 893 shareholders attended the annual general meeting and 59.9 percent of the total share capital was represented.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 124,000 people.

For more information please contact:

ABB Group Media Relations:

Thomas Schmidt, Antonio Ligi

(Zurich, Switzerland)

Tel: +41 43 317 6568

media.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: May 4, 2011	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance